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SEC FILE NUMBER
000-54126
CUSIP NUMBER
None
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR
Form N-CSR
For Period Ended: June 30, 2012
  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Alpha Network Alliance Ventures Inc.
Full Name of Registrant

Daedalus Ventures, Inc.
Former Name if Applicable

11801 Pierce St., 2nd Floor
Address of Principal Executive Officer (Street and Number)

Riverside, California 92505
City, State and Zip Code

PART 2 — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the financial statements and related disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.   Registrant expects to file the Quarterly Report on or before August 20, 2012.

PART IV — OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification.

Eleazar Rivera (Name)	(888) (Area Code)	770-5084 (Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         Yes      No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes   No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alpha Network Alliance Ventures Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2012	By	Eleazar Rivera
	Name	Eleazar Rivera

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).